                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  October, 2001


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated October 10, 2001


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  SoftCare EC Inc.
                                                  (Registrant)

Date :   10 October 2001                          By: /S/ Martyn Armstrong
                                                      --------------------
                                                      President & CEO

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                                                       SHARES ISSUED: 16,989,728
                                                       FULLY DILUTED: 19,116,728
                                                                SYMBOL: SCE-CDNX
                                                                        NR-01-06
ECo-----------------------------------------------------------------------------
softcare


         SOFTCARE TO PROVIDE BC HYDRO WITH B-2-B ONLINE CATALOG SOLUTION

NORTH VANCOUVER, BRITISH COLUMBIA, OCT. 10, 2001 - SoftCare EC Inc. (CDNX:SCE), www.softcare.com is pleased to announce that BC Hydro has selected SoftCare's OpenEC(R) E-CATALOG to provide a key building block in the development of BC Hydro's first online Power Smart E-CATALOG initiative. This E-CATALOG will integrate with existing BC Hydro POWER SMART PROGRAMS like e-Review ( BC Hydro's commercial online energy use audit program ), e-Tools ( BC Hydro's online energy efficiency resource library ) and provide a valuable information and communications portal for the Power Smart Alliance network of qualified contractors, engineers, energy experts, distributors and energy efficiency product manufacturers.

The OpenEC(R) E-CATALOG software solution will be purchased by Hydro for $195,000 CDN as a Software Licensing agreement. In addition to a licensing fee, HydrO will also pay SoftCare ongoing annual maintenance fees, $18,000 the first year and $15,000 in each subsequent year. The deployment of this E-CATALOG solution is intended to provide business customers and contractors with important energy efficiency product information to assist them in the selection and installation of quality solutions that save energy. Work on this program is scheduled to begin immediately, with full deployment expected in the spring of 2002.

"THIS STRATEGIC SALE OF SOFTCARE'S OpenEC SOLUTION TO BC HYDRO FURTHER VALIDATES OUR MARKET POSITION AS A LEADING E-BUSINESS TECHNOLOGY PROVIDER." SAID MARTYN ARMSTRONG, PRESIDENT AND CEO OF SOFTCARE EC INC. "WE ARE EXCITED TO BE CHOSEN
AS THE CORE TECHNOLOGY FOR THE POWER SMART E-CATALOG AND SEE THIS IMPLEMENTATION AS A SHOWCASE FOR BC HYDRO AND THE UTILITY INDUSTRY. THE SUCCESS OF THIS PROJECT WILL PAVE THE WAY FOR OTHER E-BUSINESS IN THE UTILITIES VERTICAL."

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


/S/ Martyn A. Armstrong
-----------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------

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Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.







                           e-business for all business
           SoftCare EC Inc. 107-980 West 1st Street, North Vancouver,
                        British Columbia, Canada V7P 3N4
      Toll Free: 1-888-763-8227 Phone: 1-604-983-8083 Fax: 1-604-983-8056
                   e-mail: info@softcare.com www.softcare.com